

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2012

Ofir Ben Arzi
Chief Executive Officer
Secure It Corp.
548 Market St. # 59722
San Francisco, CA 94104-5401

**Re: Secure It Corp.
Amendment No. 3 to Registration Statement on Form S-1
Filed on July 3, 2012
File No. 333-180230**

Dear Mr. Ben Arzi:

We have reviewed your responses to the comments in our letter dated June 25, 2012 and have the following additional comments.

General

1. We note your response to our prior comment 1 and the added risk factor indicating that you "may" be considered a shell company. Please revise to disclose your status as a shell company in the summary section.

2. Please update the financial statements, as necessary, as required by Rule 8-08 of Regulation S-X.

3. A currently dated accountant's consent should be included as an exhibit to any future amendments to the Form S-1 registration statement.

Description of Business, page 20

4. We note your reply to our prior comment 5 and reissue in part. Please provide us support for your statement that there are "few companies selling car wraps in Israel today" or revise to remove.

Competitive Advantages, page 21

5. Please provide us support for your statement that you "expect to reach agreement with two well known and well respected manufacturers" or revise to remove that language or revise to clarify that you currently do not have any agreements with car wrap manufacturers and there is no guarantee that you will reach an agreement with car wrap manufacturers to purchase car wraps from them.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc (via E-mail): Jonathan D. Strum, Esq.